SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 02, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ri

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Company	Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF):	Corporate Taxpayer’s ID (CNPJ/MF):
76.535.764/0001-43	02.570.688/0001-70
Corporate Registry: 53 3 0000622-9	Corporate Registry: 53 3 0000581- 8

NOTICE TO SHAREHOLDERS

BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A. (referred to herein, jointly, as “Brasil Telecom”), announces, in its 4th Investors´ Day, guidance for 2008, as follows:

			2008 Guidance
	2006	2007	Variation %
Net Operating Revenue (R$ million)	10,297	11,059	~ +3,4%
Operating Costs and Expenses (R$ million)	(6,803)	(7,262)	~ +2,8%
EBITDA (R$ million)	3,494	3,797	~ +4,5%
Number of Fixed Accesses (thousand)	8,418	8,034	Stable
Number of Broadband Accesses (thousand)	1,318	1,568	~ +22%
Fixed ARPU (R$)	71.12	78.97	~ -5,0%
ADSL ARPU (R$)	67.10	71.10	Stable

Services´ Mobile Net Revenue (R$ million)	1,247	1,746	~ +8%
EBITDA Mobile (R$ milhões)	(142)	54	~ +200%
Number of Mobile Accesses (thousand)	3,377	4,263	~ +30%
Mobile ARPU (R$)	31.30	34.20	Stable

CAPEX Operating / Regulatory / 3G (R$ million)			1,700
CAPEX 3G License (R$ million)			500
CAPEX Total (R$ million)			2,200

* All figures refer to Brasil Telecom Participações S.A.

Brasília, April 2, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

This presentation contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “intends”, “plans”, “predicts”, “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 02, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.